FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS

In compliance with paragraph 3.63 of the Listings Requirements of
JSE Limited ("the Listings Requirements") we hereby advise that
Messrs DMJ Ncube and CI von Christierson, non-executive directors
of Gold Fields Limited, have sold their shares (Performance
Vesting Restricted Shares ("PVRS")) which were awarded to them in
terms of *The Gold Fields Limited 2005 non-executive Share Plan*.

Details of the transactions are set out below:

	Mr DMJ Ncube	**Mr CI von Christierson**
Nature of transaction	On market sale of shares	On market sale of shares
Transaction Date	07 June 2010	15 June 2010
Number of Shares	800	1,900
Class of Security	Ordinary shares	Ordinary shares
Price per Share	R106.10	R104.00
Total Value	R84,880.00	R197,600.00
Vesting Period	The award vests on the third anniversary following the grant date	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements clearance
for Messrs DMJ Ncube and CI von Christierson to deal in the above
securities has been obtained.

17 June 2010
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 17 June 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs